

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 18, 2021

Steven Hochberg
Chief Executive Officer
DFP Healthcare Acquisitions Corp.
345 Park Avenue South
New York, New York 10010

> **Re: DFP Healthcare Acquisitions Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 4, 2021**
> **File No. 333-258152**

Dear Mr. Hochberg:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4

The Business Combination Proposal
Background of the Business Combination, page 92

1.   We note your revised disclosure on page 96 in response to comment 7. Revise the background section to disclose the information in your response to the comment, in particular that you received the preliminary projections March 1, 2021, which were revised downward to reflect a reduction in projected 2022 revenue for TOI, resulting in the projections disclosed in the document.

Certain Interests of TOI's Management and Directors, page 104

2.   Refer to comment 24 of our August 27, 2021 letter. Further revise the disclosure on page

104 to provide additional detail. For example, disclose how many members of TOI management may be eligible to cash out their stock options, and give an example of what the maximum cash out value would be. Also disclose the maximum number of earnout shares TOI management will receive and how many and which members of management are entitled to earnout shares.

Government Regulation, page 174

3.   We reissue comment 13. Substantially revise this section to address the specific laws and regulations in California, TOI's largest market, regarding the corporate practice of medicine, fee-splitting and how you are able to structure your arrangements in California and other states. Potential investors should be informed of the nature and significance of these statutes and provisions, how they impact your business structure and the means necessary to remain in compliance.

Material U.S. Federal Income Tax Considerations, page 238

4.   We note the tax opinion filed as Exhibit 8.1. Revise the opinion to remove the inappropriate language that merely opines that the registration statement contains an accurate summary of the law. Refer to Section III.C.2 of Staff Legal Bulletin No. 19. Revise the registration statement to affirmatively describe the tax consequences of the Business Combination will be, as opposed to what they are "expected" to be, and remove all inappropriate disclaimers and limitations in the section describing the tax consequences, including the "certain" and "expected" consequences. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

You may contact Jenn Do at 202-551-3743 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Irene Paik at 202-551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joel Rubinstein, Esq.